May 14, 2019

David J. Bryant
Chief Financial Officer
Exantas Capital Corp.
717 Fifth Avenue
New York, NY 10022

       Re: Exantas Capital Corp.
           Form 10-K for the year ended December 31, 2018
           Filed March 11, 2019
           File No. 001-32733

Dear Mr. Bryant:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities